November 9, 2010

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Mr. Gabriel Eckstein
Ms. Mary Beth Breslin

Re:	C&D Technologies, Inc.
Registration Statement on Form S-4 filed October 21, 2010
File No. 333-170056
Schedule TO filed October 21, 2010
File No. 005-38840
Form 8-K filed October 21, 2010
File No. 001-09389

Ladies and Gentlemen:

This letter is submitted on behalf of C&D Technologies, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated November 1, 2010 to Ian Harvie, Senior Vice President and Chief Financial Officer of the Company (the “Comment Letter”), with respect to the Registration Statement on Form S-4 (the “Registration Statement”) that was filed with the Commission on October 21, 2010, the Tender Offer Statement on Schedule TO that was filed with the Commission on October 21, 2010 (“Schedule TO”) and the Current Report on Form 8-K filed with the Commission on October 21, 2010. Amendment No. 1 to the Registration Statement (“S-4 Amendment No. 1”), including the prospectus contained therein, and Amendment No. 1 to the Schedule TO (“TO Amendment No. 1”) are being filed on behalf of the Company with the Commission on the date hereof. For your convenience, we will provide on a supplemental basis the Staff via overnight courier with four (4) copies of each of the S-4 Amendment No. 1 and TO Amendment No. 1, which have been marked to show the changes to the Registration Statement and Schedule TO, respectively.

For your reference, the text of the Staff’s comment is reproduced below in italics. The Company’s response to the comment immediately follows the reproduced text in regular typeface. Unless otherwise indicated, all page references in the Company’s response are to S-4 Amendment No. 1 as marked. All capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2010

Registration Statement on Form S-4

1. We note that you entered into a restructuring support agreement with two note holders holding more than 62% of the aggregate principal amount of the convertible notes, pursuant to which these note holders agreed, among other things, to tender their convertible notes in the exchange offer and to vote to accept the prepackaged plan. Please provide us with your analysis as to whether the execution of these agreements to tender constitutes a sale under the Securities Act. Please refer to Question 139.29 in the Securities Act section of the Division’s Compliance and Disclosure Interpretations in your response. Please specifically address how all note holders eligible to participate in the exchange offer are being offered the same amount and form of consideration. In this regard, we note that the issuer will pay all of the fees and expenses of AG and Bruce & Co. and that these two note holders will have registration rights and access to information about the company that other note holders will not have. In addition, please provide us with an analysis as to how you are complying with Rule 13e-4(f)(8)(ii),which requires that the consideration paid to any security holder for securities tendered in the tender offer is the highest consideration paid to any other security holder for securities tendered in the tender offer.

The Company is of the view that the entry into the Restructuring Support Agreement (the “Support Agreement”) with Angelo, Gordon & Co., L.P. (“AG”) and Bruce & Co. did not constitute a sale under the Securities Act. The Compliance and Disclosure Interpretations for the Securities Act Sections, Question 139.29 (“C&DI 139.29”) addresses the execution of a lock-up agreement in the context of registered debt exchange offers. In such interpretation, the Staff, recognizing the legitimate business reasons for seeking lock-up agreements, stated that it does not object to the registration of offers and sales when lock-up agreements are signed prior to the filing of a registration statement under Section 5 of the Securities Act in the following circumstances:

•	the lock-up agreements are signed only by accredited investors;

•	the persons signing the lock-up agreements collectively own less than 100% of the outstanding principal amount of the particular series of notes;

•	a tender offer will be made to all holders of the particular series of notes; and

•	all note holders eligible to participate in the exchange offer will receive the same amount and form of consideration.

In the case of the Support Agreement, all of the circumstances set forth in C&DI 139.29 were met: (i) only two holders of the Notes signed the Support Agreement and both represented to the Company that they were accredited investors; (ii) AG and Bruce & Co. collectively owned approximately 74% of the outstanding principal amount of the 2005 Notes and approximately 22.34% of the outstanding principal amount of the 2005 Notes as of the date of the Support Agreement; (iii) the Exchange Offer is being made to all holders of 2005 Notes and 2006 Notes; and (iv) each holder of 2005 Notes will receive between 2,031.91 and 3,962.31 shares of

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2010

Common Stock for each $1,000 of principal amount of 2005 Notes (depending on the total principal amount of Notes tendered by all Noteholders in the Exchange Offer), and each holder of 2006 Notes will receive between approximately 2,030.59 and 3,959.72 shares of Common Stock for each $1,000 of principal amount of 2006 Notes (depending on the total principal amount of Notes tendered by all Noteholders in the Exchange Offer).

With regard to clause (iv) above the Company notes that AG and Bruce & Co. will be “affiliates” of the Company following the consummation of the Exchange Offer, and thus subject to additional restrictions under the Securities Act that do not apply to all holders of Notes. As such, the Company believes the registration rights being provided to the Supporting Noteholders serve the purpose of putting the Supporting Noteholders in a similar position to the other Noteholders, rather than providing them with any additional amount or form of consideration. Given that the Supporting Noteholders would collectively hold in excess of 50% of the Common Stock of the Company following the consummation of the Exchange Offer the granting of such rights is customary and appropriate. Furthermore, the Investors’ Rights Agreement terminates when the Supporting Noteholders collectively hold less than 15% of the Common Stock of the Company. As such, the Company believes these rights are merely incidental to the degree of ownership of the Company that the Supporting Noteholders will have following the Exchange Offer, and do not represent a different form or amount of consideration to be received by all Noteholders.

In regards to the access of information provisions set forth in the Support Agreement, the Company, AG and Bruce & Co. have proposed that the Support Agreement be amended to eliminate these access to information rights. Thus, all Noteholders will have the same information rights.

In regards to the payment of fees and the Company’s compliance with Rule 13e-4(f)(8)(ii), as noted on pages 65 – 72 of the Registration Statement, the Company considered multiple alternatives to the Exchange Offer and the Prepackaged Plan prior to, during and after the execution of the Support Agreement. The Company’s payment of the Supporting Noteholders’ fees and expenses was a condition to getting the Supporting Noteholders to execute the Support Agreement, which was intended to help solve the Company’s liquidity crisis and, as discussed below, was not contingent on the consummation of a tender offer. After the Company executed the Support Agreement and was contractually obligated to pay the Supporting Noteholders’ fees and expenses (regardless of whether the Exchange Offer or the Prepackaged Plan was consummated or if neither one was consummated (see Section 4(d) of the Support Agreement)), the Company continued to consider proposals, other than the Exchange Offer, and such proposals involved persons other than the Supporting Noteholders. The obligation by the Company to pay the Supporting Noteholders’ fees and expenses is the result of separate and distinct arm’s-length negotiations that occurred irrespective of the Exchange Offer. As noted above, such obligation continues whether the Exchange Offer or the Prepackaged Plan is

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2010

consummated or if neither one is consummated. Accordingly, the sole consideration for the tender of notes in the Exchange Offer is Common Stock of the Company. Moreover, the Support Agreement specifically permitted the Company to terminate the proposal and pursue another transaction if the Company’s Board believed such action was required by its fiduciary duties. The fees and expenses of the Supporting Noteholders are not related thereto, and thus the Company believes that this does not raise any issues under Rule 13e-4 (f)(8)(ii).

Fee Table

2. We note in footnote (1) you state that you are registering the maximum number of shares of common stock that may be issued in connection with the exchange offer, “or, in the alternative, pursuant to the prepackaged plan” for any and all of the convertible notes that are subject to the exchange offer. However, on page 204 you indicate your expectation that shares of common stock that may be issued pursuant to the prepackaged plan of reorganization would be issued without registration in reliance on Section 1145 of the Bankruptcy Code. Please advise or revise.

In response to the Staff’s comment, footnote (1) to the fee table has been revised to remove the phrase “or, in the alternative, pursuant to the prepackaged plan.”

Prospectus Cover Page

3. We note that you have elected to commence the exchange offer early, pursuant to Rule 162 under the Securities Act. Although a preliminary prospectus used to commence an exchange offer early must include the legend required by Item 50l(b)(10) of Regulation S-K, the language in the legend must be appropriately tailored and thus may not state that the prospectus is not complete. Please revise. For an example of language that may be used in the “red herring” legend in an early commencement exchange offer, please see Question 2 in Part I.E. of the Third Supplement (July 2001) to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which available on our website at http://www.sec.gov/interps/telephone/phonesupplement3.htm.

In response to the Staff’s comment, the legend has been revised to remove the phrase “is not complete and” and now complies with the example language noted by the Staff.

4. We note that you are offering to exchange the outstanding 5.50% Convertible Senior Notes and the 5.25% Convertible Senior Notes for up to 503,078,979 shares of common stock. Please advise us as to whether each of the 5.50% Convertible Senior Notes and the 5.25% Convertible Senior Notes is a separate class of subject security for purposes of Rule 13e-4 and Section 14E and whether you are conducting one tender offer or two separate tender offers. If you are conducting two separate tender offers, please revise to disclose the maximum number of common shares being offered for each subject security, i.e., each class of convertible note.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2010

The Company believes that the 2005 Notes and the 2006 Notes are separate classes of securities for purposes of Rule 13e-4 of Regulation 13D and Section 14E of the Exchange Act of 1934, as amended (the “Exchange Act”) and, as such, the Company is conducting two separate tender offers. The Company has revised the Registration Statement and Schedule TO to disclose the maximum number of shares of Common Stock being offered for each class of Notes.

5. We note that tendering note holders will receive a pro rata share of up to 95% of the common stock so that note holders will not know the exact number of shares of common stock they will receive. Please advise us as to how you are complying with Item 1004(a)(1)(ii) of Regulation M-A. Please also advise us of the basis upon which the issuer concluded that this offer complies with Rule 13e-4(f)(1)(ii) and Rule 14e-1(b).

The Company advises the Staff that in order to clarify the consideration being offered to each Noteholder, in accordance with Item 1004(a)(1)(ii) of Regulation M-A, the Company has revised throughout the S-4 Amendment No. 1 to reflect the consideration to be received by each Noteholder in the Exchange Offer as follows:

“In exchange for each $1,000 of principal amount of the 2005 Notes validly tendered (and not validly withdrawn) and accepted by us (subject to the conditions set forth herein), holders of the 2005 Notes will receive between approximately 2,031.91 and 3,962.31 shares of our Common Stock upon consummation of the Exchange Offer (depending on the total amount of principal of the Notes tendered in the Exchange Offer). In exchange for each $1,000 of principal amount of the 2006 Notes validly tendered (and not validly withdrawn) and accepted by us (subject to the conditions set forth herein), holders of the 2006 Notes will receive between approximately 2,030.59 and 3,959.72 shares of our Common Stock upon consummation of the Exchange Offer (depending on the total amount of principal of the Notes tendered in the Exchange Offer).”

The Company acknowledges to the Staff that, if the amount of consideration to be received by a tendering Noteholder in an Exchange Offer changes for any reason, including as a result of an extension of the expiration date of an Exchange Offer, which would increase the amount of accrued and unpaid interest on the applicable Notes, the Company will amend the Registration Statement and the Schedule TO to provide that the Exchange Offer will remain open for an additional ten business days as required by Rule 13e-4(f)(1)(ii) of Regulation 13D and Rule 14e-1(b) of Regulation 14E.

6. We note that you describe the expiration date as the later of November 18, 2010 and ten business days following the effective date of the registration statement. Please revise throughout your document to specify the exact date and time that the exchange offer will expire.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2010

The Company has revised the Registration Statement throughout to reflect the expiration of the Exchange Offer as 11:59 PM prevailing Eastern Time on December 1, 2010.

Questions and Answers About the Restructuring, page 3

What is the Support Agreement, page 5

7. Please revise to state the amount of each of the 2005 and 2006 Notes owned by each of AG and Bruce & Co.

The Company has revised page 5 of the S-4 Amendment No. 1 to include the following disclosure:

“Of the Supporting Noteholders, Angelo, Gordon & Co. L.P. owned $48,946,000 in outstanding principal amount of the 2005 Notes and $9,500,000 in outstanding principal amount of the 2006 Notes, and Bruce & Co. owned $6,639,000 in outstanding principal amount of the 2005 Notes and $7,255,000 in outstanding principal amount of the 2006 Notes, in each case as of September 14, 2010.”

What will I receive in this exchange offer...., page 7

8. Please disclose the number of shares of common stock that each 2005 and 2006 note holder will receive in the exchange offer as compared to the number of shares of common stock they would otherwise be entitled to receive if the 2005 and 2006 notes were converted into common stock.

The Company has revised page 7 of the S-4 Amendment No. 1 to add the following disclosure in place of the second paragraph of the answer to “What will I receive in the Exchange Offer if I tender my Notes and they are accepted?”

“In exchange for each $1,000 of principal amount of the 2005 Notes validly tendered (and not validly withdrawn) and accepted by us (subject to the conditions set forth herein), holders of the 2005 Notes will receive between approximately 2,031.91 and 3,962.31 shares of our Common Stock upon consummation of the Exchange Offer (depending on the total amount of principal of the Notes tendered in the Exchange Offer). In exchange for each $1,000 of principal amount of the 2006 Notes validly tendered (and not validly withdrawn) and accepted by us (subject to the conditions set forth herein), holders of the 2006 Notes will receive between approximately 2,030.59 and 3,959.72 shares of our Common Stock upon consummation of the Exchange Offer (depending on the total amount of principal of the Notes tendered in the Exchange Offer).

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2010

If the 2005 Notes were converted to shares of Common Stock under their existing terms, each $1,000 of principal amount of the 2005 Notes would be converted into approximately 118.0638 shares of Common Stock, for an aggregate of 8,854,785 shares of Common Stock upon conversion of all outstanding principal amounts of the 2005 Notes. If the 2006 Notes were converted to shares of Common Stock under their existing terms, each $1,000 of principal amount of the 2006 Notes would be converted into approximately 206.7183 shares of Common Stock, for an aggregate of 10,749,352 shares of Common Stock upon conversion of all outstanding principal amounts of the 2006 Notes.”

Do I have to vote concurrently for the Prepackaged Plan if I participate..., page 9

9. We note that note holders may tender only a portion of the Notes but they must vote all of their Notes either to accept or reject the prepackaged plan. Please revise, here and in the letter of transmittal and note holder ballots, to address this discrepancy.

It is the Company’s position that there exists no discrepancy in the ability of each Noteholder to tender only a portion of its Notes while each Noteholder is required to vote all of its Notes to either accept or reject the Prepackaged Plan. Regardless of the number of Notes held by a Noteholder, such Noteholder only has one “Claim” for bankruptcy purposes. If the Noteholders were permitted to “split” their votes, the Company and the Bankruptcy Court would be unable to properly determine whether or not the numerosity requirement was met under section 1126(c) of the Bankruptcy Code. For this reason, it is standard practice in the Chapter 11 context for the terms of a solicitation to require a claim or interest holder to cast a single, unitary vote, in the amount of its claim or interest, if such holder’s claim or interest is impaired and not deemed to reject the plan. Furthermore, the procedure for Noteholders to tender their Notes is separate and distinct from the procedure for Noteholders to vote to either accept or reject the Prepackaged Plan. Accordingly, a Noteholder could tender only a portion of their Notes while being required to vote all of their Notes to accept or reject the Prepackaged Plan.

The Company has revised page 10 of the S-4 Amendment No. 1 to clarify the fact that each Noteholder may tender a portion of its Notes but is required to vote of all its Notes to either accept or reject the Prepackaged Plan. Given the separate procedures for tendering Notes in the Exchange Offer and voting to accept or reject the Prepackaged Plan, the Company believes the ballots and letter of transmittal provide adequate disclosure as currently drafted and any discussion referencing the different procedures might cause confusion.

What will I receive under the Prepackaged Plan if it is continued and consummated, page 11

10. We note that if shareholder approval is not received, then note holders will receive a pro rata allocation representing 97.5% of the New Common Stock. Please revise to disclose the percentage of common shares that will be issuable under the 2011 Management Incentive Plan.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2010

The Company has revised page 11 of the S-4 Amendment No. 1 to disclose that the 2011 Management Incentive Plan will provide for the issuance of up to 10% of the New Common Stock on a fully diluted basis.

When is the deadline for submitting Ballots, page 11

11. Please revise to specify the date of the Voting Deadline. We note that shareholder approval is a condition of the exchange offer. Since all conditions other than governmental approvals must be satisfied or waived before expiration, it would appear that the Voting Deadline would occur before expiration. In this regard, revise to also clarify that those note holders who tender may withdraw their tender at any time before expiration but may not be able to revoke their vote to approve the prepackaged bankruptcy plan after the Voting Deadline.

The Company has revised the Registration Statement throughout to reflect a Voting Deadline of December 1, 2010. The Company also has revised page 12 of the S-4 Amendment No. 1 to explain that while Noteholders who tender their Notes may withdraw their tender at any time prior to the expiration of the exchange offer, including after the Voting Deadline, such Noteholders will not be able to revoke their vote to approve the Prepackaged Plan after the Voting Deadline.

Can I revoke my vote, page 12

12. Please describe what the Ballot and Master Ballot are.

The Company has revised page 12 of the S-4 Amendment No. 1 to describe the Ballot and the Master Ballot.

Conditions to Completion of the Exchange Offer, page 19

13. We note the offeror’s right to waive conditions. If the offeror decides to waive any material conditions, please note that the offeror must expressly announce its decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the minimum tender condition, the lenders’ consent or the shareholder approval condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please confirm your understanding. See Rule 13e-4(e)(3) and Exchange Act Release 34-24296 (April 3, 1987).

The Company confirms to the Staff its understanding that if it decides to waive any material conditions to an Exchange Offer, the Company must expressly announce its decision in a manner reasonably calculated to inform the applicable Noteholders of the waiver, and that if any such waiver constitutes a material change of the terms of an Exchange Offer, the Exchange Offer must remain open for at least five business days following such waiver. The Company hereby further confirms its understanding that the waiver of the minimum tender condition, the lenders’ consent or the shareholder approval condition would constitute a material change of the terms of the Exchange Offer.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2010

Risk Factors, page 25

14. If applicable, please describe any risks related to fraudulent conveyance or avoidable preferences in connection with any material transactions.

The Company has revised page 41 of the S-4 Amendment No. 1 to include a risk factor related to fraudulent conveyance.

Risks Related to Consummation of the Prepackaged Plan, page 39

The Company’s business may be negatively affected if the Company is unable... page 39

15. Please briefly describe what an executory contract is.

The Company has revised page 40 of the S-4 Amendment No. 1 to include a description of what constitutes an executory contract.

The Bankruptcy Court may disagree with the Company’s classification of Claims..., page 41

16. Please revise the heading of this risk factor to disclose that a Claim or Interest Holder may object to your classification of claims.

The Company has revised the noted heading to disclose that a claim or interest holder may object to our classification of claims on page 43 of the S-4 Amendment No. 1.

Opinion of the Financial Advisor.... page 70

17. Please revise to disclose all of the information required by Item 4(b) of Form S-4 and corresponding Item 1015(b) of Regulation M-A, including a description of the qualifications of Macquarie Capital and the method of selection, and quantify any compensation received or to be received.

The Company has revised page 72 of the S-4 Amendment No. 1 to add the description from page 102 of the Registration Statement, including a description of the qualifications of Macquarie Capital and the method of selection, and a quantification of the compensation received or to be received.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2010

The Exchange Offer, page 90

Conditions to Completion of the Exchange Offer. page_90

18. Please revise the disclosure to make clear that all conditions to the offer, other than those dependent upon the receipt of necessary government approvals, must be asserted or waived before the expiration of the offer.

The Company has amended page 92 of the S-4 Amendment No. 1 to clarify that all conditions to the exchange offer must be asserted or waived at or before the Expiration Date.

Noteholders’ Advisor and Agents, page 101

19. Please revise to quantify the payment for the Supporting Noteholders’ fees and expenses.

The Company has amended page 103 of the S-4 Amendment No. 1 to disclose an estimate of the Supporting Noteholders’ fees and expenses to be paid by the Company.

The Prepackaged Plan, page 106

Summary of Classification and Treatment of Claims and Equity Interest.... page 109

20. Please revise to quantify the estimated allowed amount for each class. If applicable, you may consider including footnote disclosure explaining that estimates may vary depending on the claims actually asserted and any other contingencies to the calculation.

The Company has revised page 111 of the S-4 Amendment No. 1 to disclose the estimated allowed amount for each class of claims and interests.

Treatment of Classified Claims, page 114

21. Please revise to include examples of each claim class. For example, please revise to clarify the treatment of the existing credit facility, the China line of credit and any Other material indebtedness or claim.

The Company has revised page 116 of the S-4 Amendment No. 1 to disclose examples, where appropriate, of the claim classes.

Solicitation and Voting Procedures, page 119

22. Please revise to include the note holder ballot and master ballot as an appendix to the Prospectus/Disclosure Statement.

The Company has amended page iv of the S-4 Amendment No. 1 to include the note holder ballot and the master ballot as appendices to the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2010

Voting and Revocation Instructions, page 120

23. Please revise to describe the effect of abstentions and unmarked ballots on the numerosity requirement that the Prepackaged Plan must be accepted by more than one-half of the note holders who actually vote.

The Company has amended page 122 of the S-4 Amendment No. 1 to provide a description of the effect of abstentions and unmarked ballots on a class’s acceptance or rejection of the Prepackaged Plan.

Vote Tabulation, page 123

24. Please describe your instructions for nominee holders regarding transmitting all solicitation documents to beneficial note holders and aggregating completed ballots from beneficial holders in order to ensure that the voting results satisfy the numerosity requirement.

The Company has amended page 126 of the S-4 Amendment No. 1 to provide a description of its instructions for nominee holders regarding transmitting solicitation documents to beneficial holders and aggregating completed ballots from beneficial holders in order to ensure that the voting results satisfy the numerosity requirement.

25. Please describe your procedures for ensuring against duplication in counting votes for calculating the numerosity majority for holders with multiple accounts, and for determining which holders will receive multiple ballots.

The Company has amended page 126 of the S-4 Amendment No. 1 to provide a description of the procedures for ensuring against duplication in counting votes.

Confirmation of the Prepackaged Plan Without Acceptance by All Classes. -. page 126

26. Please revise to disclose your analysis regarding whether the prepackaged plan satisfies the unfair discrimination and fair and equitable test.

The Company has amended page 129 of the S-4 Amendment No. 1 to provide an analysis demonstrating that the Prepackaged Plan satisfies the unfair discrimination and fair and equitable tests.

27. Please revise to describe what the company must demonstrate with respect to secured holders and common stockholders.

The Company has amended page 129 of the S-4 Amendment No. 1 to provide a description of what the Company must demonstrate regarding the voting Classes in the context of a “cram-down.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2010

Settlement, Release, Injunction and Related Provisions, page 132

Discharges of Claims and Termination of Interests, page 132

28. We note that holders of claims or interests who either do not vote (to accept or reject the plan) or vote to reject the prepackaged plan may elect to withhold their consent to the release of non-debtor third parties from liability. Please provide us with supplemental support as to the validity of the releases under the Bankruptcy Code. It appears that the releases may not be voluntary because security holders are not given an opportunity to vote in favor of the plan and withhold their consent to the release. Please also include risk factor disclosure that the Commission and other parties may object to the confirmation of a prepackaged bankruptcy plan containing this exculpation provision.

The Company respectfully advises the Staff that numerous bankruptcy courts have approved plans of reorganization containing release provisions similar to those included in the Prepackaged Plan. See, e.g., In re SP Wind Down Inc., f/k/a Spheris Inc., Case No. 10-10352 (KG) (Bankr. D. Del. 2010) (confirming plan that provided for releases by parties that (a) voted to accept the plan, (b) voted to reject the plan but did not opt out of granting releases, or (c) abstained from voting on the plan). See also In re EnviroSolutions of New York, LLC, Case No. 10-11236 (SMB) (Bankr. S.D.N.Y. 2010) (same); In re Journal Register Co., Case No. 09-10769 (ALG) (Bankr. S.D.N.Y. 2009) (confirming plan that provided for releases by parties that either did not vote to reject plan or did not check the box on their ballot indicating that they opt not to grant the releases provided for in the plan). Courts have held that by simply voting in favor of a plan with non-debtor releases a creditor will be found to have affirmatively agreed to such releases. See In re Coram Healthcare Corp., 315 B.R. 321, 336 (Bankr. D. Del. 2004) (“to the extent creditors or shareholders voted in favor of the Trustee’s Plan, which provides for the release of claims they may have against Noteholders, they are bound by that”); See also In re Zenith Elecs. Corp., 241 B.R. 92, 111 (Bankr. D. Del. 1999) (approving non-debtor releases by creditors that voted in favor of plan); In re Conseco, Inc., 301 B.R. 525, 528 (Bankr. N.D. Ill. 2003) (release held to be binding on those creditors who agreed to be bound, either by voting for the plan or by choosing not to opt out of the release); In re Calpine Corp., No. 05-60200, 2007 WL 4565223, at *10 (Bankr. S.D.N.Y. Dec. 19, 2007) (“The Ballots explicitly stated that a vote to accept the Plan or abstention from voting without opting out of the releases each constitute an acceptance and assent to the releases set forth in the Plan . . . [t]hus, those Holders of Claims and Interests voting to accept the Plan or abstaining from voting and choosing not to opt out of the releases were given due and adequate notice that they would be granting the releases by acting in such a manner”). The Company believes that the releases proposed in the Prepackaged Plan comply with applicable law and will be approved by the Bankruptcy Court.

The Company has revised page 42 of the S-4 Amendment No. 1 to include a risk factor reflecting the possibility of objections to confirmation of the Prepackaged Plan on the above basis as requested by the Staff.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2010

Board of Directors from and after the Closing of the Restructuring page 173

29. Please revise to identify the continuing director by name. Further, please revise to state whether AG and Bruce & Co. will be recommending the five new directors to the board.

The Company has revised page 175 of the S-4 Amendment No. 1 to include the following disclosure regarding the continuing director:

“Our current Board of Directors expects that Kevin P. Dowd, the Chairman of the Company’s Board of Directors, will not resign and will be the remaining member of the Board of Directors.”

The Company advises the Staff that the Registration Statement disclosed that the other five members to be appointed to the Board of Directors would be designated by the Requisite Holders, in accordance with the terms of the Support Agreement. The Company has revised the S-4 Amendment No. 1 to clarify that the Requisite Holders designating such Board Members will include AG and/or Bruce & Co., but may include other Noteholders in addition to AG and/or Bruce & Co.

Benefits Provided Upon a Change in Control, page 191

30. Please revise to clarify whether either the out-of-court or in-court financial restructuring will trigger any change in control or severance payments and if so, please quantify these payments for each individual officer or director.

The Company has revised pages 193 and 194 of the S-4 Amendment No. 1 to disclose that the restructuring, whether in-court or out-of-court, will trigger a change of control under the employment agreements and certain equity agreements for officers of the Company. The Registration Statement has also been revised to quantify the amount of these payments due upon consummation of the restructuring to any such officer. No director of the Company (other than Dr. Jeffrey Graves, who is also an officer) is entitled to any such payments or acceleration.

Material U.S. Federal Income Tax.... page 197

31. We note that on page 198, you state that the discussion of your material tax consequences “assumes that the Notes are treated as debt instruments.” The disclosure should not contain assumptions regarding conclusions of law that underlie the ultimate opinion as to the tax consequences to holders. Please revise your disclosure accordingly.

The Company has revised page 199 of the S-4 Amendment No. 1 to delete the sentence “This discussion assumes that the Notes are treated as debt instruments for U.S. federal income tax purposes.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2010

32. You should unequivocally state the tax consequences, and not simply what the tax consequences “should” be or “generally” will be. By means of nonexclusive example, we note your disclosure that “if the notes are treated as securities, the exchange “should” qualify as a tax-free recapitalization, and if the notes are not treated as securities, then the tax consequences “generally should be” that gain or loss “should” be recognized. If you cannot state what the tax consequences are:

•	disclose the reasons for and degree of uncertainty;

•	describe the potential tax consequences if your expectations prove to be incorrect; and

•	include appropriate risk factor disclosure.

The Company has revised page 199 of the S-4 Amendment No. 1 to state the tax consequences rather than provide what the consequences “should” be or “generally” will be. Where such tax consequences are unclear or uncertain, we have provided the reasoning why such consequences are uncertain and the potential consequences if our expectations are incorrect. The Company does not believe that any additional risk factors with respect to taxes are required.

Securities Law Matters, page 204

Comment 33:

33. We note that you propose the issuance of warrants to common stockholders under the prepackaged plan in the event that your common stockholders do not approve the increase in authorized shares and the exchange offer. Please tell us how you plan to comply with the registration requirements of the Securities Act with respect to the issuance of these warrants. Similarly, in the event you are unable to rely on section 1145 of the Bankruptcy Code with respect to the issuances of securities contemplated in the prepackaged plan, provide us with your analysis demonstrating that the exemption pursuant to section 4(2) of the Securities Act would be available, as you indicate on page 205.

The Company respectfully advises the Staff that, with regard to the distributions of New Common Stock to holders of Senior Notes Claims and Interests in the Debtor, the exemption from registration under the Securities Act provided by section 1145 of the Bankruptcy Code is applicable under section 1145(a)(1) because the New Common Stock will be distributed solely in exchange for each holder’s Claim or Interest and not to any parties who do not hold Claims or Interests. With regard to the initial offer of New Common Stock attendant to the issuance of the Shareholder Warrants and the ultimate issuance of the New Common Stock upon exercise of the Shareholder Warrants, the Company believes that the exemption from registration under the Securities Act provided by section 1145 of the Bankruptcy Code is applicable under section 1145(a)(2) because the Shareholder Warrants will be distributed, if the Shareholder Exchange Consent is not obtained, to holders of Interests of the Debtor solely in exchange for each holder’s

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2010

Claim or Interest. Section 1145(a)(2) provides, in pertinent part, that the offer of a security through any “warrant, option, right to subscribe or conversion privilege” that was made or sold in exchange for a claim against or an interest in a debtor’s case, shall also be exempt under section 1145. See 11 U.S.C. § 1145(a)(2). The Company believes that the issuance of the New Common Stock and/or the Shareholder Warrants are in keeping with Congress’ intent that reorganization be facilitated without following the registration requirements of the Securities Act where adequate information is provided through the reorganization disclosure process. See In re Amarex, Inc., 53 B.R. 12 (Bankr. W.D. Okla. 1985).

Section 1145 provides a safe harbor to debtors in possession with respect to the exemption from registration under the Securities Act available pursuant to section 1145(a) because there is an independent obligation of the Bankruptcy Court to determine (1) whether a disclosure statement contains adequate information and (2) whether the proposed plan of reorganization satisfies section 1129 of the Bankruptcy Code, including section 1129(d) which prohibits confirmation of a plan of reorganization if the Court determines that the “primary purpose” of the plan of reorganization is to avoid the application of Section 5 of the Securities Act. See In re Main Street, 234 B.R. 771 (Bankr. N.D. Cal. 1999). Here, the Company believes that it will be able to demonstrate to the Bankruptcy Court that the disclosure made in the Prospectus was adequate pursuant to section 1125 of the Bankruptcy Code and (2) that the plan was proposed in good faith and not in an effort to circumvent Section 5 of the Securities Act. The Shareholder Warrants were negotiated for by the Company in order to provide the Company’s existing stockholders with the ability to retain a greater portion of the Company in the event that the Prepackaged Plan is consummated and were not intended to raise additional capital. Accordingly, the Company believes the safe harbor of section 1145 of the Bankruptcy Code will extend to both the initial offer of New Common Stock, the Shareholder Warrants and the ultimate issuance of New Common Stock upon exercise of the Shareholder Warrants.

Since the Company believes that the exemption from registration under the Securities Act provided by section 1145 of the Bankruptcy Code will be applicable with regard to all distributions of New Common Stock and Shareholder Warrants pursuant to the Prepackaged Plan, the Company has revised the Registration Statement to delete the final sentence in the fourth paragraph on page 207 of the S-4 Amendment No.1 regarding Section 4(2), and to include disclosure regarding the Company’s analysis of the applicability of section 1145 as described above.

Exhibits

34. Given the materiality of the tax consequences, please file a tax opinion. Refer to Item 601(b)(8) of Regulation S-K. We may have further comments on your disclosure after reviewing the tax opinion.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2010

The Company has filed the form of tax matters opinion of Goodwin Procter LLP as Exhibit 8.1 to the S-4 Amendment No. 1.

Schedule TO filed October 21, 2010

35. Please tell us what consideration was given to including Angelo, Gordon & Co, and Bruce & Co. as bidders in the exchange offer. We note that these entities played a significant role in structuring and negotiating the exchange offer, will hold a significant percentage of the outstanding common stock after the exchange offer and will have the power to designate a majority of the board after the exchange offer. In addition to these entities, other persons who or entities which control them may also need to be included as bidders in the offer. Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included. To the extent you determine not to add additional bidders, please provide your analysis in your response letter. To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO-I as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

The Company advises the Staff that neither AG nor Bruce & Co. have been identified or included as a bidder (as defined in Rule 14d-1(g)(2) of Regulation 14D) in the Exchange Offer because the Company has concluded neither party is a person making the offer on or whose behalf the offer is made. In reaching this conclusion, the Company considered, among other things, the Staff’s analysis and interpretive position set forth in Section II.D.2 of the Commission’s Division of Corporation Finance Current Issues and Rulemaking Projects (November 14, 2000), as updated (the “CIRP”), which describes the factors the Staff will consider in connection with determining the “bidder” in a tender offer. In determining that none of AG, Bruce & Co. or any other entity should be included as a bidder, the Company considered the following relevant factors outlined in CIRP.

Neither AG nor Bruce & Co. played a significant role in initiating, structuring and negotiating the Exchange Offer.

The Company initiated, structured and negotiated the material terms of the Exchange Offer. The Company is conducting the Exchange Offer to address the Company’s imminent liquidity crisis. The Exchange Offer is part of a comprehensive restructuring proposed by the Company after a months-long process in which, together with its financial advisor and agents, the Company sought and explored a comprehensive range of potential alternatives and structures to address as part of its comprehensive restructuring efforts its capital needs. In fact, as disclosed on pages 63-70 of the Registration Statement, the Company actively pursued several other transactions throughout 2010. It was only when the Company’s sales process failed that it began

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2010

considering the Exchange Offer as part of its comprehensive restructuring efforts. As discussed on page 65, even at this time, the Company considered various different types of exchange offers and with parties other than AG and Bruce & Co. The terms of the Exchange Offer were not dictated by AG or Bruce & Co., but instead were the result of arm’s-length negotiations between the parties and their respective advisors, with each party having different interests. The Company’s interests in structuring and negotiating the terms of the Exchange Offer were shaped by its needs for sufficient liquidity to allow it to service its debt, fund its operations and maintain working capital necessary to operate in the normal course and support its strategy. AG and Bruce & Co.’s interests were to preserve and increase the value of their investment in their Notes. In setting these terms, the Company received legal and financial advice from its advisors and the Board of Directors approved the terms of the Exchange Offer because it believes the transaction is in the best interest of its stockholders.

Neither AG nor Bruce & Co. is acting together with the named bidder.

As disclosed in the Registration Statement, neither AG nor Bruce & Co. is making the Exchange Offer or soliciting votes for the Prepackaged Plan, and neither AG nor Bruce & Co. is responsible for the accuracy of the information in the Registration Statement. Instead, the Company established the terms of the Exchange Offer after negotiation with AG and Bruce & Co., drafted the offer documentation and structured the Exchange Offer. The Exchange Offer is being implemented by the Company. All communications with the Noteholders are being made by the Company and its financial advisor and agents; the Exchange Offer is being disseminated through the Company and its agents; and payment will occur through the Company. In addition, all questions related to the Exchange Offer are directed to the Company’s agents.

Neither AG nor Bruce & Co. controlled the terms of the Exchange Offer.

As described above and in the Registration Statement, the terms of the Exchange Offer were the product of separate arm’s-length negotiations between AG and the Company, and Bruce & Co. and the Company, and were not dictated by, and are not controlled by, AG nor Bruce & Co. All decisions in respect of the terms of the Exchange Offer will be made and will continue to be made by the Board of Directors of the Company. As noted in Question 1 and above, the Company continued to seek alternative means of restructuring on more favorable terms after it had executed the Support Agreement and the Support Agreement specifically included a fiduciary out that permitted termination of the Support Agreement if the Company’s directors felt such action was necessary in order to comply with their fiduciary duties. The Company solely controls the terms of the Exchange Offer, and no other entity (including AG and Bruce & Co.) has any ability to waive or modify any terms of the Exchange Offer.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2010

Neither AG nor Bruce & Co. is providing financing for the Exchange Offer.

Upon the consummation of the Exchange Offer, AG and Bruce & Co. will each tender debt securities in exchange for the Company’s common stock. Additionally, the Exchange Offer is not being financed, as the sole consideration is common stock of the Company. Assuming the Company is able to consummate the Exchange Offer, the Company expects that, for the reasonably foreseeable future, cash generated from operations together with any availability under the Existing Credit Facility will be sufficient to allow the Company to fund its operations and to increase working capital as necessary to support the Company’s strategy.

Although AG and Bruce & Co. would each have significant voting power after the consummation of the Exchange Offer, neither AG nor Bruce & Co. currently control the Company.

Neither AG nor Bruce & Co. currently has or has had any representatives or designees on the Company’s board of directors or members of management. AG and Bruce & Co. do not, either directly or indirectly, have any contractual rights pursuant to the Support Agreement or otherwise control the management or direction of the Company prior to the completion of the Exchange Offer. The Company has an independent Board of Directors that controls the direction and management of the Company.

Although the Supporting Noteholders will hold a significant percentage of the outstanding Common Stock of the Company if the Exchange Offer is consummated and the Noteholders will have the power to designate a majority of the board after the Exchange Offer, these rights are not indicia of current control, but merely appropriate governance mechanisms that would be in place when and if the Exchange Offer is consummated. All rights which AG and Bruce & Co. could have with regard to their stock ownership including the ability to designate individuals to become directors of the Company occur after the completion of the Exchange Offer. As noted above, the Company and the Supporting Noteholders negotiated these terms throughout the restructuring process and had divergent interests during those negotiations. These terms are simply the product of separate arm’s-length business negotiations concerning events which may occur if the Exchange Offer closes and constitute only one indicator of control.

AG and Bruce & Co. did not form the bidder or cause it to be formed.

The Company was not formed by AG or Bruce & Co. The Company was formed more than 100 years ago and has substantive operations. Since its founding, the Company has grown its business through a focus on energy storage for the telecommunications, uninterrupted power supply and energy generation and transmission infrastructure markets in North America.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2010

Neither AG nor Bruce & Co. will beneficially own the securities purchased by the Company.

Neither AG nor Bruce & Co. entered into the Support Agreement in order to obtain the Notes, and neither AG nor Bruce & Co. will beneficially own the Notes to be purchased by the Company. Instead, the Notes accepted in the Exchange Offer will be retired by the Company in accordance with the Restructuring described in the Registration Statement. If the Exchange Offer is consummated, AG and Bruce & Co. will receive the same consideration as any other Noteholder who tenders its shares.

Adding AG and Bruce & Co. as a named bidder will not result in any additional material information being disclosed.

Adding AG and Bruce & Co. as a named bidder would not result in the Noteholders receiving material information about the Exchange Offer which would not otherwise be required to be disclosed. The Registration Statement includes a comprehensive description of the Support Agreement entered into by AG and Bruce & Co. Additionally, these parties already filed Schedule 13Ds so all relevant information about their holdings is already public. Any additional material information about these parties is irrelevant to a Noteholder’s decision to tender its Notes into the Exchange Offer.

For the reasons set forth above, it is respectfully submitted that AG and Bruce & Co. should not be identified or included as bidders in the Exchange Offer, and, accordingly, there are no other persons that need to be included as bidders in the offer.

Form 8-K filed October 21, 2010

Exhibit 99.1

36. Please ensure that written communications in connection with or relating to the exchange offer are filed under Rule 425.

The Company will ensure that all written communications in connection with or relating to the Exchange Offer are filed under Rule 425 under the Securities Act of 1933.

37. Please note that the safe harbor for forward-looking statements found in Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Therefore, please delete the reference to forward-looking statements “within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act” and do not refer to the safe harbor provisions in any future press releases or other communications relating to the exchange offer.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2010

The Company will not refer to the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act in any future press releases or other communications related to the Exchange Offer.

* * *

As requested in the Comment Letter, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact Joseph L. Johnson III, Esq. of Goodwin Procter LLP, our outside counsel, at (617) 570-1633 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ Ian J. Harvie

Ian J. Harvie
Senior Vice President and Chief Financial Officer

cc:	Ettore A. Santucci, Esq.
Joseph L. Johnson III, Esq.
Goodwin Procter LLP